UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 27, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for half year ended June 30th, 2018, which appears immediately following this page:

1.      UBS Group AG standalone financial information

2.      UBS Group Funding (Switzerland) AG standalone interim financial statements

3.      UBS Switzerland AG standalone interim financial statements

UBS Group AG standalone

Financial information for the half year ended 30 June 2018

UBS Group AG standalone
1	Income statement
1	Balance sheet
1	Basis of accounting

Appendix
2	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

Income statement
	Year-to-date
CHF million	30.6.18	30.6.17
Dividend income from the investment in UBS AG	3,065	0
Other operating income	255	318
Operating income	3,320	318
Operating expenses	215	347
Operating profit / (loss) before tax	3,105	(29)
Tax expense / (benefit)	0	0
Net profit / (loss) for the period	3,105	(29)

Balance sheet
CHF million	30.6.18	31.12.17

Assets
Current assets	2,915	3,790
Non-current assets	41,914	49,208
of which: investment in UBS AG	40,126	40,126
Total assets	44,829	52,998

Liabilities
Short-term liabilities	2,870	3,511
Long-term liabilities	2,875	11,193
of which: additional tier 1 capital¹	0	7,677
Total liabilities	5,745	14,704
of which: Deferred Contingent Capital Plan	1,729	1,991
of which: other deferred compensation plans	2,205	2,779

Equity
Share capital²	385	385
General reserve³	30,258	32,683
of which: statutory capital reserve	30,258	32,683
of which: capital contribution reserve	30,258	32,683
Voluntary earnings reserve³	7,368	7,323
Treasury shares	(2,036)	(2,145)
Reserve for own shares held by subsidiaries	3	1
Net profit / (loss)	3,105	47
Equity attributable to shareholders	39,084	38,294
Total liabilities and equity	44,829	52,998

1 In May 2018, outstanding perpetual capital notes that qualify as Basel III AT1 capital issued by UBS Group AG have been transferred to UBS Group Funding (Switzerland) AG with a retrospective effect as of 1 January 2018. The transfer has been carried out by means of an issuer substitution pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfer, the outstanding perpetual capital notes are guaranteed by UBS Group AG, and investors’ seniority of claims against UBS Group AG remains unchanged. Compensation-related liabilities for Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014, 2015, 2016 and 2017, which also qualify as AT1 capital, are not included.    2 Refer to “UBS shares” in the “Capital management” section of the UBS Group AG second quarter 2018 report for information on UBS Group AG shares.    3 During the second quarter of 2018, as approved at the Annual General Meeting of shareholders held on 3 May 2018, the 2017 net profit of CHF 47 million was appropriated to the voluntary earnings reserve. In addition, a payment of an ordinary cash dividend of CHF 0.65 per dividend-bearing share, totalling CHF 2,444 million, was made out of the capital contribution reserve within the general reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2017.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2017. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2017.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2018 report and its Annual Report 2017, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Group Funding (Switzerland) AG

Interim financial statements as of 30 June 2018

UBS Group Funding (Switzerland) AG
7	Income statement
7	Balance sheet
7	Basis of accounting

Appendix
8	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group Funding (Switzerland) AG

Income statement
	Year-to-date
CHF million	30.6.18	30.6.17
Financial income	724	103
Operating income	724	103
Other operating expenses	0	0
Financial expenses	722	102
Operating expenses	722	102
Profit / (loss) before income taxes	2	1
Tax expense / (benefit)	0	0
Net profit / (loss)	1	0

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016, thus the income statement presented for the period ended on 30 June 2017 includes income and expenses for the period from incorporation on 14 November 2016 to 30 June 2017.

Balance sheet
CHF million	30.6.18	31.12.17

Assets
Liquid assets	253	19
Accrued income and prepaid expenses	744	469
Total current assets	998	488
Financial assets	39,736	27,708
Other non-current assets	33	0
Total non-current assets	39,769	27,708
Total assets	40,767	28,196

Liabilities
Other current liabilities	41	29
Accrued expenses and deferred income	598	192
Total short-term liabilities	639	221
Long-term interest-bearing liabilities¹	39,960	27,835
Other long-term liabilities	156	127
Total long-term liabilities	40,117	27,962
Total liabilities	40,756	28,183

Equity
Share capital	0	0
General reserves	10	10
of which: statutory capital reserve	10	10
of which: capital contribution reserve	10	10
Net profit / (loss)	1	3
Equity attributable to shareholders	11	13
Total liabilities and equity	40,767	28,196

1 In May 2018, outstanding perpetual capital notes that qualify as Basel III AT1 capital issued by UBS Group AG have been transferred to UBS Group Funding (Switzerland) AG with a retrospective effect as of 1 January 2018. The transfer has been carried out by means of an issuer substitution pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfer, the outstanding perpetual capital notes and TLAC-eligible senior unsecured debt continue to be guaranteed by UBS Group AG, and investors’ seniority of claims against UBS Group AG remains unchanged.

Basis of accounting

The UBS Group Funding (Switzerland) AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied is provided in Note 2 to the UBS Group Funding (Switzerland) AG standalone financial statements as of 31 December 2017.

In preparing the interim financial statements for UBS Group Funding (Switzerland) AG, the same accounting policies and methods of computation have been applied as in the financial statements as of 31 December 2017. This interim financial statements are unaudited and should be read in conjunction with the audited financial statements of UBS Group Funding (Switzerland) AG as of 31 December 2017.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2018 report and its Annual Report 2017, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Switzerland AG standalone

Interim financial statements for the half year ended 30 June 2018

UBS Switzerland AG standalone interim financial statements
13	Income statement
14	Balance sheet
15	Basis of accounting
16	Joint and several liability

Appendix
17	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial statements

Income statement
	For the quarter ended			Year-to-date
CHF million	30.6.18	31.3.18	30.6.17	30.6.18	30.6.17
Interest and discount income¹	881	833	892	1,714	1,813
Interest and dividend income from financial investments	35	28	35	62	56
Interest expense²	(78)	(68)	(85)	(145)	(193)
Gross interest income	838	793	841	1,631	1,676
Credit loss (expense) / recovery	1	(27)	(27)	(26)	(15)
Net interest income	838	766	814	1,604	1,661
Fee and commission income from securities and investment business	852	887	864	1,738	1,720
Credit-related fees and commissions	45	45	42	90	87
Other fee and commission income	186	180	183	366	359
Fee and commission expense	(94)	(102)	(96)	(196)	(187)
Net fee and commission income	989	1,010	993	1,999	1,979
Net trading income	221	262	207	484	446
Net income from disposal of financial investments	0	1	1	1	1
Dividend income from investments in subsidiaries and other participations	20	0	29	20	29
Sundry ordinary income	38	34	43	72	123
Sundry ordinary expenses	(2)	(26)	(6)	(29)	(9)
Other income from ordinary activities	56	8	67	65	144
Total operating income	2,105	2,046	2,081	4,151	4,230
Personnel expenses	524	524	548	1,048	1,066
General and administrative expenses	830	816	796	1,646	1,573
Subtotal operating expenses	1,353	1,340	1,344	2,693	2,639
Depreciation and impairment of property, equipment and software	4	4	2	9	5
Amortization and impairment of goodwill and other intangible assets	263	263	263	525	525
Changes in provisions and other allowances and losses	1	5	3	5	4
Total operating expenses	1,621	1,612	1,612	3,232	3,173
Operating profit	484	434	469	919	1,057
Tax expense / (benefit)	104	97	89	201	219
Net profit / (loss) for the period	380	337	380	717	838

1 Interest and discount income includes negative interest income on financial assets of CHF 29 million, CHF 12 million and CHF 27 million for the quarters ended 30 June 2018, 31 March 2018 and 30 June 2017, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 48 million, CHF 49 million and CHF 39 million for the quarters ended 30 June 2018, 31 March 2018 and 30 June 2017, respectively.

Balance sheet
CHF million	30.6.18	31.3.18	31.12.17

Assets
Cash and balances at central banks	42,990	48,551	38,467
Due from banks	4,282	2,960	4,127
Receivables from securities financing transactions	30,111	25,417	34,830
Due from customers	39,704	39,675	38,642
Mortgage loans	149,464	146,104	145,674
Trading portfolio assets	1,572	1,604	1,719
Derivative financial instruments	1,993	2,146	1,784
Financial investments	17,337	19,834	21,615
Accrued income and prepaid expenses	304	273	225
Investments in subsidiaries and other participations	60	60	56
Property, equipment and software	149	115	92
Goodwill and other intangible assets	1,838	2,100	2,363
Other assets	527	533	716
Total assets	290,331	289,372	290,310
of which: subordinated assets	2	5	0
of which: subject to mandatory conversion and / or debt waiver	0	0	0

Liabilities
Due to banks	20,389	20,714	20,728
of which: total loss-absorbing capacity eligible	11,400	11,400	11,400
Payables from securities financing transactions	2,794	1,636	1,644
Due to customers	241,538	240,014	241,374
Trading portfolio liabilities	475	365	250
Derivative financial instruments	1,118	981	791
Loans from central mortgage institutions	8,367	8,376	8,367
Accrued expenses and deferred income	825	720	836
Other liabilities	1,539	1,301	1,389
Provisions	134	145	145
Total liabilities	277,180	274,250	275,525

Equity
Share capital	10	10	10
General reserve	12,139	12,139	12,139
of which: statutory capital reserve	12,139	12,139	12,139
of which: capital contribution reserve	12,139	12,139	12,139
Voluntary earnings reserve¹	284	1,122	1,122
Profit / (loss) carried forward¹	0	1,513	0
Net profit / (loss) for the period	717	337	1,513
Total equity	13,151	15,122	14,785
Total liabilities and equity	290,331	289,372	290,310
of which: subordinated liabilities	3,013	3,024	3,013
of which: subject to mandatory conversion and / or debt waiver	3,013	3,024	3,013

1 During the second quarter of 2018, a payment of a cash dividend of CHF 2,351 million was made out of retained earnings (CHF 1,513 million) and out of the voluntary earnings reserve (CHF 838 million) to UBS AG, as approved at the Annual General Meeting of Shareholders held on 20 April 2018.

Balance sheet (continued)
CHF million	30.6.18	31.3.18	31.12.17

Off-balance sheet items
Contingent liabilities, gross	13,214	12,269	12,485
Sub-participations	(1,145)	(1,121)	(1,017)
Contingent liabilities, net	12,069	11,148	11,468
of which: guarantees to third parties related to subsidiaries	6	6	7
of which: credit guarantees and similar instruments	5,609	5,558	5,718
of which: performance guarantees and similar instruments	2,327	2,395	2,548
of which: documentary credits	4,127	3,189	3,195
Irrevocable commitments, gross	9,965	8,982	9,054
Sub-participations	(5)	(5)	(4)
Irrevocable commitments, net	9,960	8,977	9,050
of which: loan commitments	9,093	8,110	8,183
of which: payment commitment related to deposit insurance	867	867	867
Forward starting transactions¹	158	20	0
of which: reverse repurchase agreements	33	20	0
of which: repurchase agreements	125	0	0
Liabilities for calls on shares and other equity instruments	43	43	43
1 Cash to be paid in the future by either UBS or the counterparty.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the Annual Report 2017. Major differences between Swiss GAAP and IFRS are described in Note 36 to the consolidated financial statements of UBS Group AG. Further information on the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements as of 31 December 2017.

In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual standalone financial statements as of 31 December 2017, except for a refinement of the credit loss calculation.

As of 1 January 2018, UBS Switzerland AG made enhancements to its valuation methodology to calculate incurred losses for Swiss mortgage loans measured at amortized cost under Swiss GAAP resulting in approximately CHF 21 million additional credit loss expense for UBS Switzerland AG.

From the first quarter of 2018 onwards, the incurred loss calculation takes into account forward-looking macroeconomic information. In addition, an appropriate selection of a range of scenarios was developed to capture material non-linearity and asymmetries between different possible forward-looking scenarios and associated credit losses and adequate weights to reflect a likelihood of their occurrence were determined.

The interim financial statements are unaudited and should be read in conjunction with the audited 2017 standalone financial statements of UBS Switzerland AG, available under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG.

Similarly under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 30 June 2018, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to approximately CHF 33 billion compared with CHF 69 billion as of 31 December 2017. The joint liability decreased mainly as the joint liability related to demand obligations booked in foreign branches expired in the second quarter of 2018, three years after the effective date of the asset transfer. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 30 June 2018, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposure arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the Annual Report 2015 for more information

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2018 report and its Annual Report 2017, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  July 27, 2018